IMPERIAL CAPITAL, LLC

10100 Santa Monica Boulevard, Suite 2400

Los Angeles, California 90067

October 15, 2020

VIA EDGAR

Amy Geddes and Jim Allegretto

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bull Horn Holdings Corp.
Registration Statement on Form S-1
Filed September 21, 2020, as amended
File No. 333-248940

Dear Ladies and Gentlemen:

On October 13, 2020, the undersigned, for itself and the several underwriters, joined in the request of Bull Horn Holdings Corp. (the “Company”) to accelerate the effective date of the above-referenced Registration Statement so as to permit it to become effective at 4:00 p.m., Eastern Standard Time, on October 15, 2020, or as soon thereafter as practicable.

        The undersigned, for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

* * *

[Signature Page Follows]

Very truly yours,

Imperial capital, llc

By:	/s/ Chris Shepard
Name: Chris Shepard
Title: Executive Vice President

As Representative of the several underwriters